News Release Communiqué de Presse

Exhibit 99.7
2, place de la Coupole
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Catherine ENCK
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Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Franklin BOITIER
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Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Philippe GATEAU
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Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : + 33 (0) 1 47 44 38 16
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
The Dolphin Gas Project Starts Production
Paris, July 10, 2007 - Total announces that the Dolphin Gas Project is now producing natural gas from Qatar and is exporting it to the United Arab Emirates.
The partners in the Project, Total, 24.5%, Mubadala Development Company, on behalf of the Government of Abu Dhabi, 51%, and Occidental Petroleum, 24.5%, are grouped together in the company Dolphin Energy Limited.
Dolphin is the largest natural gas project ever developed between two countries in the Gulf.
It involves the development of natural gas reserves from Qatar’s giant offshore North Field, via two unmanned production platforms. The gas is treated onshore at the plant built by Dolphin Energy in Ras Laffan in Qatar. Gas production for export will ramp up to 2 billion cubic feet of gas per day in early 2008.
The long term customers for Dolphin gas are ADWEC (Abu Dhabi Water & Electricity Company), UWEC (Union Water & Electricity Company) in Fujairah, DUSUP (Dubai Supply Authority) and OOC (Oman Oil Company).
Dolphin Energy Limited, which benefits from the technical know-how and experience of Total, is the owner and operator of all phases of the Project. Dolphin is responsible for development, start-up and production of the field. The company is also operating the export pipeline linking Qatar and the United Arab Emirates, operational since March 2007, as well as handling gas distribution in the United Arab Emirates.
“Total is a founding shareholder of Dolphin Energy and is very pleased that this important project came on stream as expected. Dolphin is the result of the collective vision of the United Arab Emirates and the State of Qatar and creates a regional gas grid within the Gulf for the very first time”, declares Yves-Louis Darricarrère, president Exploration and Production of Total. “This project will support economic growth throughout the region, creating wealth and durable employment opportunities.”

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Catherine ENCK
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Franklin BOITIER
Tel. : +33 (0) 1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : + 33 (0) 1 47 44 38 16
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total in Qatar and United Arab Emirates
Total is one of the founding partners of Qatargas, a company which owns and operates three LNG trains under production. Total has already a large range of assets and projects in Qatar where it operates the Al Khalij oil field, has stakes in the liquefaction plant of Qatargas I and in the second train of Qatargas II and has activities in the petrochemical sector with Qapco, QVC and the Qatofin project.
Total’s production in Qatar (including its share in the production of equity affiliates) averaged 58,000 barrels of oil equivalent per day in 2006.
Total’s activities in the United Arab Emirates are mainly located in Abu Dhabi where the Group’s presence dates back to 1939. Total’s equity production in 2006 reached 267,000 barrels of oil equivalent per day. In Abu Dhabi, Total holds a 75% interest (operator) in the Abu Al Bu Khoosh field. Total is also a 9.5% shareholder in the Abu Dhabi Company for Onshore Oil Operations (ADCO), as well as a 13.3% shareholder in Abu Dhabi Marine (ADMA).
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com